Exhibit 4.1

AMENDMENT TO SERIES B WARRANT TO PURCHASE COMMON STOCK

AND

EXCHANGE AGREEMENT

THIS AMENDMENT TO SERIES B WARRANT TO PURCHASE COMMON STOCK AND EXCHANGE AGREEMENT (this “Amendment”), dated as of April 2, 2025, is entered into by and between AgEagle Aerial Systems, Inc., a Nevada corporation (the “Company”), and the holder of a majority in interest of the Warrants (as defined herein) outstanding as of the date hereof (the “Holder”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Warrant (as defined herein).

RECITALS

WHEREAS, pursuant to that certain Securities Purchase Agreement by and among the Company and the purchasers identified therein, the Company issued a Series B Warrant to Purchase Common Stock (the “Warrant”) to each purchaser;

WHEREAS, pursuant to Section 5.12 of the Warrant, the Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company, on the one hand, and the Holders of a majority in interest of the Warrants then outstanding, on the other hand; and

WHEREAS, the Company and the Holder desire to amend the Warrant as set forth in this Amendment so that the Warrant will be accounted as equity on the consolidated financial statements of the Company.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Amendments.

(a) Section 3.2 is hereby amended and restated in its entirety as follows:

“3.2 Subsequent Equity Sales. If the Company or any Subsidiary thereof, as applicable, at any time while this Warrant is outstanding, shall sell, enter into an agreement to sell, or grant any option to purchase, or sell, enter into an agreement to sell, or grant any right to reprice, or otherwise dispose of or issue (or announce any offer, sale, grant or any option to purchase or other disposition) any shares of Common Stock or Common Stock Equivalents, at an effective price per share less than the Exercise Price then in effect (such lower price, the “Base Share Price” and such issuances collectively, a “Dilutive Issuance”) (it being understood and agreed that if the holder of the shares of Common Stock or share of Common Stock Equivalents or such other securities so issued shall at any time, whether by operation of purchase price adjustments, reset provisions, floating conversion, exercise or exchange prices or otherwise, or due to warrants, options or rights per share which are issued in connection with such issuance, be entitled to receive shares of Common Stock at an effective price per share that is less than the Exercise Price, such issuance shall be deemed to have occurred for less than the Exercise Price on such date of the Dilutive Issuance at such effective price), then simultaneously with the consummation (or, if earlier, the announcement (provided such Dilutive Issuance occurs)) of each Dilutive Issuance the Exercise Price shall be reduced and only reduced to equal the Base Share Price and the number of Warrant Shares issuable hereunder shall be increased such that the aggregate Exercise Price payable hereunder, after taking into account the decrease in the Exercise Price, shall be equal to the aggregate Exercise Price on the Issuance Date. The Company shall notify the Holder, in writing, no later than the Trading Day following the issuance or deemed issuance of any shares of Common Stock or share of Common Stock Equivalents subject to this Section 3(b), indicating therein the applicable issuance price, or applicable reset price, exchange price, conversion price and other pricing terms (such notice, the “Dilutive Issuance Notice”). For purposes of clarification, whether or not the Company provides a Dilutive Issuance Notice pursuant to this Section 3(b), upon the occurrence of any Dilutive Issuance, the Holder is entitled to receive a number of Warrant Shares based upon the Base Share Price regardless of whether the Holder accurately refers to the Base Share Price in the Notice of Exercise. If the Company enters into a Variable Rate Transaction, the Company shall be deemed to have issued shares of Common Stock or share of Common Stock Equivalents at the lowest possible price, conversion price or exercise price at which such securities may be issued, converted or exercised.”

(b) Section 3.8 is hereby amended and restated in its entirety as follows:

“3.8 Reserved.”

2. Exchange. Pursuant to an exemption from registration under 3(a)(9) of the Securities Act and in further consideration for amending the Warrant, the Company and Holder hereby agree to exchange the 125,361 Series F warrants as set forth on Schedule A for 88,908 shares of the Company’s Common Stock (the “Exchange Shares”). The Exchange Shares will be issued within one (1) Trading Day after the date of this Agreement.

3. Disclosure. Within one (1) Business Days after execution of this Amendment, the Company shall file a form 8-K with the Securities and Exchange Commission, disclosing this Amendment, which shall be an exhibit to such filing. The form 8-K shall be provided to Holder for review and comment prior to filing.

4. Interpretation. This Amendment is supplementary to and modifies the Warrant. In the event of any conflict between the terms of this Amendment and the Warrant, the terms of this Amendment shall govern. Except as amended hereby, the Warrant shall remain in full force and effect and is hereby ratified and confirmed in all respects. Each reference in the Warrant to “this Warrant,” “hereunder,” “hereof,” “herein” or words of like import, and each reference to the Warrant in any agreement, document or instrument executed and delivered pursuant to the Warrant, shall be deemed a reference to the Warrant, as amended by this Amendment.

5. Counterparts. This Amendment may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement. This Amendment shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other party, it being understood that the parties need not execute the same counterpart. Facsimile signatures or signatures received as a portable document format (PDF) attachment to electronic mail shall be treated as original signatures for all purposes hereunder.

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IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first set forth above.

COMPANY:

AGEAGLE AERIAL SYSTEMS, INC.

By:	/s/ William Irby
Name:	William Irby
Title:	Chief Executive Officer

HOLDER:

ALPHA CAPITAL ANSTALT

By:	/s/ Nicole Feuerstein
Name:	Nicole Feuerstein
Title:	Director

SCHEDULE A

Issue Date	Warrant Shares
6/30/2022	16,129
3/10/2023	7,143
11/17/23	5,213
3/6/2024	5,806
4/12/2024	28,378
5/31/2024	16,330
7/25/2024	21,598
8/27/2024	24,765
Total	125,361